Exhibit 99.3

NICE Unveils CXone Mpower, The Ultimate CX-Aware AI Offering, Providing
Continuous, Memory-Driven Human and AI Collaboration

CXone Mpower is the only complete CX AI offering enabling advanced augmentation, seamless skill transfer between humans and AI and advanced AI memory-based awareness

Hoboken, N.J., June 11, 2024 – NICE (Nasdaq: NICE) today announced the launch of CXone Mpower, bringing the entirety of CXone together with Copilot, Autopilot and Actions to create the world’s first and only CX-aware AI platform. CXone Mpower harnesses new and proprietary AI, including continuous experience memory and CX awareness, to bridge the experience perception gap between what organizations can deliver and what customers expect.

By injecting contextual insights at precise moments across the customer journey and utilizing interconnected data and applications to inform optimal outcomes, organizations can thrive in today's customer-centric landscape.

Delivering a competitive edge for CX

CXone Mpower responds to organizations’ demand for a complete CX AI offering. It unlocks the force multiplier effect of CX AI by addressing the following three mission-critical areas for CX organizations:

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Immediate Augmentation: With smart, memory-driven AI, CXone Mpower supercharges employee performance with copilot and automation capabilities, injecting augmented intelligence across employee workflows to enable employees to work smarter and faster, but not harder.

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Advanced Skillability: CXone Mpower enables dynamic skill transfer between humans and AI through “skillability” and reverse-prompting. Infusing automated intelligence into CX operations, CXone Mpower enables virtual agents to understand consumer intents, remember their preferences and resolve issues with even greater cognitive awareness and efficiency as top-performing employees.

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Fully Aware Proactive Service: CXone Mpower connects to every touchpoint and application in an organization to achieve full perception. It transforms operational norms with full CX-awareness to provide personalization at scale by proactively recommending actions, optimizing processes, and devising creative solutions.

Barry Cooper, President, CX Division, NICE, said, “CXone Mpower is the holy grail of CX. It lets businesses achieve it all. This is a culmination of the relentless innovation NICE has driven in the last decade, bringing all our solutions together in a single, transformative offering. CXone Mpower is a rich convergence of CXone’s interaction-centric platform, our best-of-breed solutions and Enlighten’s purpose-built AI for CX, supercharging employees, driving super AI-powered interactions and exponentially boosting overall performance.”

Robin Gareiss, CEO and Principal Analyst, Metrigy, said, “Metrigy’s research validates the need for an offering like CXone Mpower. CX leaders don’t want AI in siloes; they want it to move effortlessly through workflows and customer journeys. In 2023, 30% of customer interactions flowed back and forth between agent and AI; that’s projected to rise to 54% by 2026. This is where CXone Mpower will shine. By continuously improving AI at all touchpoints, both in real-time and historically, customer satisfaction and agent productivity will improve significantly.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.